NYSE AMEX LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

September 3, 2010

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Jesup & Lamont, Inc.

Common Stock, $0.01 Par Value

Commission File Number – 001-31292

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature;

(b)

Section 1003(c)(i) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, securities of an issuer if the issuer has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company or has discontinued a substantial portion of its operations or business for any reason whatsoever, including, without limitation, such events as sale, lease, spin-off, distribution, foreclosure, discontinuance, abandonment, destruction, condemnation, seizure or expropriation. Where the issuer has substantially discontinued the business that it conducted at the time it was listed or admitted to trading, and has become engaged in ventures or promotions which have not developed to a commercial stage or the success of which is problematical, it shall not be considered an operating company for the purposes of continued trading and listing on the Exchange; and

2.

The Common Stock (the “Common Stock”) of Jesup & Lamont, Inc. (the “Company” or “JLI”) does not qualify for continued listing for the following reasons:

(a)

On June 21, 2010, the Company issued a press release which indicated that the Company had received a notice from the Financial Industry Regulatory Authority ("FINRA") that its wholly-owned subsidiary, Jesup & Lamont Securities, Corp. (“JLSC”),1 was out of compliance with the SEC's Net Capital Rule 15c3-1 and, accordingly, that such subsidiary must cease conducting a securities business, other than liquidating transactions, while it remained out of compliance with this rule.

(b)

On June 29, 2010, the Company issued a press release announcing that it was taking steps to reduce costs, determine strategic alternatives to maximize values for stake holders and terminate all non-essential personnel. In addition, the Company announced the resignation of certain individuals from the Company’s Board of Directors, that certain officers would remain with the Company on a non-salaried basis and that with the exception of salaries to a limited staff, all salaries and draws have been terminated.

Based upon the aforementioned events, the Company became subject to Sections 1003(a)(iv) of the Company Guide in that its financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether the Company will be able to continue operations and/or meet its obligations as they mature; and Section 1003(c)(i) of the Company Guide in that the Company has discontinued a substantial portion of its operations. Therefore, the Company was subject to immediate delisting proceedings.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On July 1, 2010, Staff notified JLI that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated July 1, 2010 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel within seven days of the Staff Determination, or by July 9. 2010.

(b)

On July 12, 2010, the Exchange suspended from trading the common stock of JLI. The Company neither filed an 8-K addressing the potential delisting nor did the Company appeal the Staff determination within the requisite time period.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com.  Further, a copy of this application has been forwarded to Mr. Alan Weichselbaum, Chief Executive Officer of Jesup & Lamont, Inc.

/s/

Cynthia Tillotson Melo

Managing Director

Corporate Compliance Department

NYSE Amex LLC

Footnotes

1 According to the Company’s most recent Form 10-K filed with the SEC on March 29, 2010, its business is conducted through JLSC and during the year ended December 31, 2009 the Company’s other wholly owned subsidiaries, Empire Financial Group, Inc. and  Empire Investment Advisors, Inc. did not conduct business.